# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNITED STATES STEEL CORP, CIK 0001163302
CUSIP: 912909108
Title of class of securities: Common stock, par value $1.00 per share
Address of issuer's principal executive offices: 600 GRANT ST, ROOM 1500, PITTSBURGH, Pennsylvania (PA), 15219-2800
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001144208

## Reporting persons
- BLUEFIN CAPITAL MANAGEMENT, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 23,258,700; shared voting power 0; sole dispositive power 23,258,700; shared dispositive power 0; aggregate amount beneficially owned 23,258,700 (10.3% of the class)

## Item 1. Issuer
Name of issuer: UNITED STATES STEEL CORP
Address of issuer's principal executive offices: 600 GRANT ST ROOM 1500 PITTSBURGH, PENNSYLVANIA 15219-2800

## Item 2. Person Filing
Name of person filing: BLUEFIN CAPITAL MANAGEMENT, LLC
Address of principal business office or, if none, residence:
41 MADISON AVENUE
36TH FLOOR
NEW YORK, New York
10010
Citizenship: BLUEFIN CAPITAL MANAGEMENT, LLC - NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 23258700
Percent of class: 10.3
Sole power to vote or to direct the vote: BLUEFIN CAPITAL MANAGEMENT, LLC - 23258700
Shared power to vote or to direct the vote: BLUEFIN CAPITAL MANAGEMENT, LLC - 0
Sole power to dispose or to direct the disposition: BLUEFIN CAPITAL MANAGEMENT, LLC - 23258700
Shared power to dispose or to direct the disposition: BLUEFIN CAPITAL MANAGEMENT, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BLUEFIN CAPITAL MANAGEMENT, LLC: Christopher McGuigan, Risk Manager (01/29/2025)